UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act

RECD S.E.C.
AUG 1 8 2006
1088

August 15, 2006

Amy Bowerman Freed
Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/15/2006

Re: News Corporation
Incoming letter dated July 6, 2006

Dear Ms. Freed:

This is in response to your letter dated July 6, 2006 concerning the shareholder proposal submitted to News Corporation by Paula Piccinini. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06045350

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paula Piccinini
PO Box 925
Templestowe, Australia 3106

PROCESSED
AUG 2 2 2006
THOMSON
FINANCIAL

HOGAN &
HARTSON

Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022
+1.212.918.3000 Tel
+1.212.918.3100 Fax

www.hhlaw.com

Amy Bowerman Freed
Partner
+1.212.918.8270
abfreed@hhlaw.com

July 6, 2006

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Room 1580
Washington, DC 20549

Re: Proxy Statement of News Corporation; Stockholder Proposal Submitted by Paula Piccinini

Ladies and Gentlemen:

We are writing on behalf of News Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Commission of the Company's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders a stockholder proposal (the "Proposal") received from Paula Piccinini (the "Proponent"). The Company believes that the Proponent's proposal nominating her husband, Stephen Mayne, "to stand for the Board of News Corporation (*sic*) Ltd at the forthcoming 2006 annual meeting in October" may be excluded from the Company's proxy materials for the procedural and substantive reasons set forth in detail below. We respectfully request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2006 proxy materials.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. A copy of the Proponent's letter dated June 16, 2006 containing the Proposal is attached as Exhibit A, and a supporting statement from Mr. Mayne is attached as Exhibit B. By copy of this letter, the Company has notified the Proponent of its intention to exclude the Proposal and supporting statement from the 2006 proxy materials.

The Proposal

The Proposal nominates Mr. Mayne for election to the Company's Board of Directors. In a separate letter sent to the Company by Mr. Mayne dated the same date, a copy of which is attached hereto as Exhibit B, Mr. Mayne accepted his nomination and requested that his "CV and platform be printed in the 2006 proxy statement and distributed to shareholders."

The Proposal May be Excluded Under Rule 14-8(e)(2) Because the Proponent Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a stockholder proposal submitted with respect to a company's regularly-scheduled annual meeting must be received at the company's "principal executive officers not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." In accordance with Rule 14a-5(e), the Company disclosed in its proxy statement relating to its 2005 Annual Meeting of Stockholders under the heading "2006 Stockholder Proposals," that stockholder proposals made pursuant to Rule 14a-8 of the Exchange Act, must be received by the Corporate Secretary of the Company no later than May 22, 2006, in order for such proposals to be considered for inclusion in the 2006 proxy statement and proxy. The Proposal was received on June 16, 2006, 25 days after the May 22, 2006 deadline.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted. *See, e.g.*, General Electric Corporation (January 9, 2006) (proposal received seven days after the submission deadline was properly excludable), *and* KB Home (January 10, 2006) (company may exclude a stockholder proposal that was submitted twenty-one days after the submission deadline). In accordance with Rule 14a-8(e) and the Staff's previous no-action positions, the Company intends to exclude the Proposal from its 2006 proxy materials and respectfully requests that the Staff concur with the Company's views.

Although Rule 14a-8(f) requires that a registrant notify the proposing stockholder of any deficiencies in the proposal within 14 days of receipt, the requirement does not apply to an incurable deficiency. Rule 14a-8(f)(1) specifically states "A company need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, the Company is not required to provide notice to the Proponent under Rule 14a-8(f)(1) in order to exclude the Proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Although the Company believes that the Proponent's failure to timely submit the Proposal is dispositive, the Company also believes that even if the Proposal had been timely submitted, the Company could properly exclude it on substantive grounds. Rule 14a-8(i)(8) permits exclusion "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the principal purpose of the rule is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules...are applicable." Release No. 34-12598 (July 7, 1976). The Proponent's Proposal to nominate her husband, Mr. Mayne, "to stand for the board of News Corporation (*sic*) Ltd at the forthcoming 2006 annual meeting in October" clearly falls within the plain meaning of Rule 14a-8(i)(8) and thus could be excluded even if it had been timely submitted.

The Company's No-Action Request Falls Under the Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirements under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists. Although News Corporation has not set a precise date for the filing of its definitive proxy materials with the Commission, it is possible that this letter is being submitted to the Staff less than 80 calendar days before such date. The stockholder proposal was received over three weeks after the May 22, 2006 deadline disclosed in the Company's proxy statement for submissions pursuant to Rule 14a-8. In order to allow time for printing and mailing of the 2006 proxy materials and still retain a solicitation period of at least 30 days, the Company requests that the Staff grant a waiver from the requirement of Rule 14a-8(j) that this letter be submitted to the Staff and to the Proponent not less than 80 calendar days before the Company expects to file its definitive proxy materials with the Commission

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the 2006 proxy materials (i) under Rule 14a-8(e) because the Proponent has submitted the Proposal in an untimely manner, and (ii) under Rule 14a-8(i)(8) because the Proposal purports to nominate a person for election as a director. The Company also requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of filing of its definitive proxy materials with the Commission.

If you have any questions or need additional information, please feel free to contact me at (212) 918-8270. When a written response to this letter is available, I would appreciate your sending it to me by fax at (212) 918-3100. A copy of the Staff's response also may be faxed to the Proponent at 011-613-9846-7887.

Very Truly Yours,

Amy Bowerman Freed

Cc: Paula Piccinini and Stephen Mayne

EXHIBIT A

Ms Laura OLeary
Company Secretary
News Corporation
1211 Avenue of the Americas
New York 10036

By fax (212) 852 7217

Monday, June 16, 2006

Dear Ms O'Leary

Please accept this letter as a formal nomination of my husband, Mr Stephen Mayne, to stand for the board of News Corporation Ltd at the forthcoming 2006 annual meeting in October.

Stephen will be writing to you separately outlining his nomination.

I am the registered owner of 25 News Corporation B Class shares at one of the following addresses (apologies but we've moved house and I've lost track of it):

3/175 Park St
South Melbourne 3205

PO Box 925
Templestowe 3106

PO Box 318
South Melbourne 3205

Please advise me if you require any additional information supporting Stephen's nomination. I can be reached by fax on (613) 9846 7887 or by email to ppiccinini@vicbar.com.au if you have any further queries.

Yours Sincerely

Paula Piccinini

Paula Piccinini
News Corporation Shareholder

EXHIBIT B

Ms Laura OLeary
Company Secretary
News Corporation
1211 Avenue of the Americas
New York 10036

By fax (212) 852 7217

June 16, 2006

Dear Ms O'Leary

Please accept this letter as my formal consent to nominate for the board of News Corporation at the upcoming 2006 AGM in October.

A shareholder, Paula Piccinini, will be contacting you separately supporting the nomination. I am the registered owner of 300 News Corp ordinary B Class voting shares at the address of PO Box 925, Templestowe, Australia, 3106.

Please include the following CV and platform to be printed in the 2006 proxy statement and distributed to shareholders.

"Stephen Mayne, age 37. Bcom (Melb). Stephen Mayne is an Australian journalist and shareholder advocate who worked for News Corporation newspapers for 7 years in the 1990s as a business reporter, business editor and chief of staff. He is opposed to the shareholder rights plan and believes News Corporation should have a chairman independent of the Murdoch family and a clear majority of independent directors."

I trust that the position on the ballot paper will be determined by poll and would also request that you consult with me before editing the proposed platform summary to be distributed to shareholders. I would also request that all of the directors up for re-election speak to the motion and that I be given up to five minutes to address the meeting. A photograph can be supplied on request.

I have run for the board of 23 public companies in Australia over the past 5 years and News Corp in 2002 was unquestionably the most unhelpful and undemocratic in its approach to the contested election. I hope the approach at News Corp will have improved with the move to America and look forward to hearing back from you on the status of this nomination.

Could you please confirm your receipt and acceptance of this nomination by email to smayne@crikey.com.au or by phone to (61412) 106 241 or fax to (613) 9846 7887. If there are any outstanding qualification issues pursuant to your constitution could you please inform me of those before the deadline for nominations close.

Yours Sincerely

Stephen Mayne
News Corporation Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 15, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: News Corporation
Incoming letter dated July 6, 2006

The submission relates to a nomination to the board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that News Corporation may exclude the submission under rule 14a-8(e)(2) because News Corporation received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if News Corporation omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which News Corporation relies.

We note that News Corporation may not have filed its statement of objections to including the submission at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances, we do not waive the 80-day requirement.

Sincerely,

Ted Yu
Special Counsel